

082 -04515

12g3-2(b)

**MEDIASET S.P.A.**
**DIREZIONE AFFARI SOCIETARI**
**Viale Europa n. 48**
**20093 Cologno Monzese**

RECEIVED

2009 JUL -7 A 10: 32

OFFICE OF INTERNATIONAL



09046454

**Securities and Exchange Commission**
**Office of International Corporate Finance**
**450 Fifth Street, N.W.**
**Washington, D.C. 20549**
**U.S.A.**

**C. a. Mr. Paul Dudek**



Cologno Monzese, 30th June 2009

We'll inform you that no informations requested to make public pursuant to Italia's law have submitted to the Italian Autorithies during the month of June.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

**MEDIASET spa**
Gruppo Mediaset

| | | | |
|---|---|---|---|
| Società per Azioni | **Uffici Amministrativi** | **Unità Operative** | I - 00165 Roma |
| Sede legale | I - 20093 Cologno Monzese - MI | I - 20093 Cologno Monzese - MI | via Aurelia Antica 422/424 |
| I - 20121 Milano | viale Europa 46 | viale Europa 44/48 | telefono +39 06 66390 1 |
| via Paleocapa 3 | telefono +39 02 2514 1 | telefono +39 02 2514 1 | |
| Cap. Soc. int. vers. € 614.238.333,28 | | | I - 00187 Roma |
| Registro Imprese di Milano, | | | largo del Nazareno 3 |
| C.F. e P. IVA 09032310154 | | | telefono +39 06 673831 |